Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(in thousands, except ratios)
Fixed Charges:
Gross interest expense	$6,173	$5,898	$24,000	$16,943
Interest portion of rent expense	57	48	175	144

	6,230	5,946	24,175	17,087

Earnings:
Income before taxes	52,650	12,793	145,405	137,077
Plus: fixed charges	6,230	5,946	24,175	17,087
Less: capitalized interest	993	2,357	3,648	6,772

	$57,887	$16,382	$165,932	$147,392

Ratio of Earnings to Fixed Charges	9.3x	2.8x	6.9x	8.6x